UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 16, 2015
(Commission File No. 1-15024)
____________________

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Media Release	Medienmitteilung	Communiqué Aux Médias

Sandoz International Industriestr. 25 83607 Holzkirchen,Germany Tel: +49 8024 476 2596 Fax: +49 8024 476 2599 www.sandoz.com

Sandoz receives FDA approval for GlatopaTM as the first generic competitor to MS therapy Copaxone® 20mg

•	Glatopa is the first FDA-approved, substitutable generic version of Copaxone® 20mg, a treatment for relapsing forms of multiple sclerosis
•	Novartis and Sandoz are driving access to a full range of differentiated, high-quality MS therapeutic options, complemented by a full range of support services

Holzkirchen, Germany, April 16, 2015 – Sandoz, a Novartis company, today announced the US approval of GlatopaTM, the first generic version of Teva’s Copaxone® (glatiramer acetate injection) 20 mg/ml one-time-daily multiple sclerosis therapy.

“Sandoz, together with Momenta, is proud to be the first company to receive FDA approval for a substitutable generic version of this important therapy,” said Peter Goldschmidt, President of Sandoz US.  “The approval of Glatopa reinforces Sandoz leadership in complex, differentiated generic products and further demonstrates our commitment to offer patients and payors a full range of therapeutic options.”

MS is a debilitating disease affecting about half a million individuals in the US alone; only half of those diagnosed are currently treated.1

Glatopa, developed in collaboration with Momenta and produced entirely in the US, is indicated for the treatment of patients with relapsing forms of MS, including those who have experienced a first clinical episode and have magnetic resonance imaging (MRI) features consistent with MS.

Sandoz is the global leader in complex differentiated generics, which represent more than 40% of its global portfolio, and one of the top two global generics companies by net sales.

Fighting MS, together with other CNS disorders, is central to the Novartis mission, and Sandoz’s Glatopa joins a broad MS portfolio including two approved therapies and one late-stage development compound.

Important Safety Information
Glatiramer acetate is contraindicated in patients with known hypersensitivity to glatiramer acetate or mannitol.

Approximately 16% of glatiramer acetate patients vs. 4% of those on placebo experienced a constellation of symptoms immediately after injection that included at least 2 of the following: flushing, chest pain, palpitations, anxiety, dyspnea, throat constriction, and urticaria. These symptoms generally have their onset several months after the initiation of treatment, although they may occur earlier, and a given patient may experience 1 or several episodes of these symptoms. Typically, the symptoms were transient and self-limited and did not require treatment;

1 National Multiple Sclerosis Society: "MS Prevalence -- National Multiple Sclerosis Society.”  Accessed on March 12, 2014 from http://www.nationalmssociety.org/About-the-Society/MS-Prevalence

1/4

however, there have been reports of patients with similar symptoms who received emergency medical care.

Transient chest pain was noted in 13% of glatiramer acetate patients vs. 6% of placebo patients. While some episodes of chest pain occurred in the context of the immediate post-injection reaction described above, many did not. The temporal relationship of this chest pain to an injection was not always known. The pain was transient, often unassociated with other symptoms, and appeared to have no clinical sequelae. Some patients experienced more than 1 such episode, and episodes usually began at least 1 month after the initiation of treatment.

At injection sites, localized lipoatrophy and, rarely, injection site skin necrosis may occur. Lipoatrophy may occur at various times after treatment onset (sometimes after several months) and is thought to be permanent. There is no known therapy for lipoatrophy.

Because glatiramer acetate can modify immune response, it may interfere with immune functions. For example, treatment with glatiramer acetate may interfere with recognition of foreign antigens in a way that would undermine the body’s tumor surveillance and its defenses against infection. There is no evidence that glatiramer acetate does this, but there has not been a systematic evaluation of this risk.

The most common adverse reactions with glatiramer acetate vs placebo were injection site reactions (ISRs), such as erythema (43% vs 10%); vasodilatation (20% vs 5%); rash (19% vs 11%); dyspnea (14% vs 4%); and chest pain (13% vs 6%). ISRs were one of the most common adverse reactions leading to discontinuation of glatiramer acetate. ISRs, such as erythema, pain, pruritus, mass, edema, hypersensitivity, fibrosis, and atrophy, occurred at a higher rate with glatiramer acetate than placebo.

To report SUSPECTED ADVERSE REACTIONS, contact Sandoz Inc. at 1-800-525-8747 or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Please see full Prescribing Information for glatiramer acetate.

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “driving,”  “commitment,” “offer,” “mission,” or similar terms, or by express or implied discussions regarding potential future marketing submissions or approvals for the development compounds in the Novartis MS portfolio, or regarding potential future revenues from any or all of the products and development compounds in the Novartis MS portfolio, including Glatopa, or any other Sandoz products. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of the development compounds in the Novartis MS portfolio will be submitted or approved for sale in any market, or at any particular time.  Nor can there be any guarantee that any of the products and development compounds in the Novartis MS portfolio, including Glatopa, or any other Sandoz products, will be commercially successful in the future. In particular, management’s expectations regarding these products

2/4

could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; unexpected manufacturing issues; unexpected patent litigation outcomes; the company’s ability to obtain or maintain proprietary intellectual property protection, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Sandoz
Sandoz, a division of Novartis, is a global leader in generic pharmaceuticals, driving sustainable access to high-quality healthcare. Sandoz employs more than 26,000 people worldwide and supplies a broad range of affordable, primarily off-patent products to patients and customers around the globe.

The Sandoz global portfolio comprises approximately 1,100 molecules, which accounted for 2014 sales of USD 9.6 billion. Sandoz holds the global #1 position in biosimilars as well as in generic anti-infectives, ophthalmics and transplantation medicines. In addition, Sandoz holds leading global positions in key therapeutic areas ranging from generic injectables, dermatology and respiratory to cardiovascular, metabolism, central nervous system, pain and gastrointestinal. Sandoz develops, produces and markets finished dosage form (FDF) medicines as well as intermediary products including active pharmaceutical ingredients (APIs) and biotechnological substances.  Nearly half of Sandoz's portfolio is in differentiated products – products that are scientifically more difficult to develop and manufacture than standard generics. In addition to strong organic growth since consolidating its generics businesses under the Sandoz brand name in 2003, Sandoz has consistently driven growth in selected geographies and differentiated product areas through a series of targeted acquisitions, including Hexal (Germany), EBEWE Pharma (Austria), and Fougera Pharmaceuticals (US).

Sandoz is on Twitter. Sign up to follow @Sandoz_global at http://twitter.com/Sandoz_Global.

# # #
For further information, contact:

Novartis Investor Relations

Eric Althoff
Novartis Global Media Relations
+41 61 324 7999
eric.althoff@novartis.com

Chris Lewis
Sandoz Global Media and External Relations
+49 8024 476 1906
chris.lewis@sandoz.com

3/4

Novartis Investor Relations

Central phone:	+41 61 324 7944	North America:
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Susan Donofrio	+1 862 778 9257
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com

Copaxone® is a registered trademark of Teva

4/4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 16, 2015	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting